

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 6, 2016

Via E-mail
Michael Blackham
Treasurer
WFN Credit Company, LLC
3100 Easton Square Place, #3108
Columbus, Ohio 43219

> **Re:** **World Financial Network Credit Card Master Note Trust**
> **Registration Statement on Form SF-3**
> **December 10, 2015**
> **File No. 333-208463**

Dear Mr. Blackham:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please file your required exhibits with your next amendment, including the forms of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

3. We note your disclosure throughout the prospectus that "the bank" has many
    responsibilities. Please define the term "bank".

Form of Prospectus

The Sponsor

Credit Risk Retention, page 50

4. We note your bracketed disclosure that you "expect to maintain a seller's interest equal to
    at least $[●], which will equal [●]% of the adjusted outstanding ABS investor interests."
    Please confirm that the bracketed percentage will equal or exceed 5%.

5. Please revise to provide a description of the material terms of the seller's interest. Please
    refer to Rule 5(k)(1)(i) of Regulation RR.

The Issuing Entity

Capitalization of Issuing Entity; Minimum Transferor Amount, page 55

6. Please consolidate your disclosure relating to the Minimum Transferor Amount with the
    section entitled "Credit Risk Retention". Refer to Rule 5(k)(1) of Regulation RR.

World Financial Network Credit Card Master Trust, page 60

7. Please revise your disclosure to indicate that the activities of World Financial Network
    Credit Card Master Trust, as the issuing entity in respect of the collateral certificate, will
    be limited to passively owning or holding a pool of assets and other permitted activities.
    Refer to Item 1101(c)(2)(ii) of Regulation AB.

The Asset Representations Reviewer, page 76

8. Please add language to clarify that the asset representations reviewer will not be affiliated
    with the sponsor, servicer, depositor, issuing entity or any trustee at all times throughout
    the life of the transaction.

The Trust Portfolio

Dispute Resolution Procedures, page 82

9. We note that a "requesting party" may refer a matter to dispute resolution. Please also
    revise to confirm that you permit a beneficial owner to refer a matter to dispute resolution.

Also revise to disclose the requirements, if any, for an investor that is not the holder of record to verify to the depositor that it is a beneficial owner.

10. We note your disclosure that a repurchase request will be deemed to be resolved if the receivable was part of an Asset Review and the related report stated that no tests were failed for the receivable. Because this provision prevents a party from being able to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request..."). Please remove or revise accordingly.

11. Please revise your disclosure to clarify that investors may utilize the dispute resolution provision and explain the process that they will use to notify the transaction parties of a repurchase request and a referral to dispute resolution. Please also revise to clarify how the requesting party will be informed of the status of the repurchase request.

12. We note your disclosure that the mediator and the arbitrator, as applicable, will be appointed from a list of neutrals maintained by the American Arbitration Association. Please revise to clarify how and by whom the mediator and/or the arbitrator will be appointed.

13. We note your disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language that stating that the requesting party is giving up its right to sue in court by selecting arbitration, as this language would only apply in the case of binding arbitration. Please make sure your transaction documents also provide consistent disclosure.

14. We note your disclosure that "[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential..." Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

15. We note your disclosure that a requesting party may not initiate a mediation or arbitration with respect to a receivable, and must join an existing mediation or arbitration, if a receivable *is* the subject of an *ongoing* mediation arbitration that has not yet concluded (*emphases added*). Please clarify under "Description of Series Provisions – Investor Communications" on page 133 that the servicer will provide notice of the commencement of any mediation or arbitration on the Form 10-D in order to give other investors the right to participate in the mediation and/or arbitration proceeding.

16. We also note your disclosure that a requesting party may not initiate a mediation or arbitration as described in this section with respect to a receivable that *has been* the subject of a *previous* mediation or arbitration (*emphases added*). However, we also note your disclosure that the requesting party may refer a request to arbitration if parties fail to agree at the end of a mediation. Please reconcile these statements and revise to clarify that requesting party may also proceed to filing a suit in court

17. We note your disclosure that a requesting party will have [30] days from the date of receiving notice of a mediation or arbitration to join such existing mediation or arbitration. Because the Form 10-D should be the primary mechanism by which the commencement of any mediation or arbitration would be communicated to other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether to join in an existing mediation or arbitration. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe [30] days is sufficient time for investors to join in a proceeding taking into account these procedures and timelines.

Review of Pool Asset Disclosure, page 90

18. We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Compliance with Underwriting Criteria, page 91

19. We note your disclosure that accounts that are reviewed through the manual review process rather than the automated process are therefore not considered exceptions. However, the adopting release for Item 1111(a)(8) notes that "where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8)." See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011). Based on your disclosure, it appears that the accounts reviewed through the manual process should still be disclosed as exception loans under Item 1111(a)(8). Please revise or advise.

Asset Representations Review

Delinquency Trigger, page 93

20. We note your disclosure that the delinquency trigger has been set at a level related to the historical peak of delinquency receivables. Please revise to incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB. Refer to Item 1113(a)(7)(i) of Regulation AB.

Asset Review Voting, page 93

21. Please specify the time frames within which the indenture trustee will send a notice specifying that the Review Conditions have been satisfied and providing the applicable Review Trigger Date, and within which the servicer will provide to the asset representations reviewer a list of the accounts in which the Subject Receivables arise.

Asset Review, page 94

22. We note your disclosure that the bank will, after reviewing the report of the asset representations reviewer, determine whether the depositor would be required to repurchase a Subject Receivable. Please revise to clarify how the bank would evaluate an asset representations reviewer's report that finds non-compliance of the assets with the representations and warranties. Please also revise to clarify that the asset representations reviewer will also provide to the bank a report of the findings and conclusions of the review of the Subject Receivables.

Resignation and Removal of the Asset Representations Reviewer, page 94

23. We note your disclosure that the asset representations reviewer may resign "upon determination that the performance of its duties…is no longer permissible under applicable law." Please revise to specify which transaction party will make such determination.

Description of the Notes

New Issuances of Notes, page 96

24. Please revise to clarify that a condition precedent to the issuance of a new class or series of notes after the compliance date of the risk retention rule will be the sponsor's compliance with the risk retention requirements with respect to seller's interest. Please refer to Rule 5(c)(4) of Regulation RR.

Fees and Expenses, page 108

25. In the table, please include all fees and expenses paid to the asset representations reviewer. Refer to Item 1113(c) of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Martha O'Malley, Alliance Data
        Julie A. Gillespie, Mayer Brown LLP